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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*

                      COTTON VALLEY RESOURCES CORPORATION
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  221905-10-2
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 June 30, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  221905-10-2          SCHEDULE 13D   Page     2    of     26    Pages
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Liviakis Financial Communications, Inc.
          68-0311399
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO, AF, WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          State of California
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    2,745,891
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,745,891
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,745,891
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  221905-10-2          SCHEDULE 13D   Page     3    of     26    Pages
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Robert B. Prag
          ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    125,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   125,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          125,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Consulting Agreement (the "Consulting Agreement") effective as of November 7, 1996 by and between the Corporation and Liviakis Financial Communications, Inc. ("LFC"), the Corporation agreed to issue to LFC an aggregate of 1,490,000 shares of the Corporation's Common Stock, of which 1,350,000 have been issued and an additional 140,000 shares of Common Stock are issuable by the Corporation to LFC pursuant to the Consulting Agreement within sixty days of the date hereof.

         The Consulting Agreement also (i) granted LFC the right, which LFC has exercised in its entirety, to purchase 375,000 units ("Units"), each consisting of one share of the Corporation's Common Stock and one stock purchase warrant (a "Warrant"), entitling the holder thereof to acquire one share of the Corporation's Common Stock at an exercise price of One Dollar and Ten Cents Canadian (CDN$1.10) during the period commencing on January 2, 1998 and terminating on November 7, 2001, and (ii) granted Robert B. Prag ("RBP") the right, which RBP has exercised in its entirety, to purchase 125,000 Units.

         Under the Consulting Agreement, LFC has performed and is to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. Copies of the Consulting Agreement and the form of certificate representing the Warrants are attached to Schedule 13D as Exhibits "1" and "2", respectively.

         Through the filing of Amendment No. 1 to the Schedule 13D, LFC had purchased 247,000 shares of the Corporation's Common Stock in open market transactions. Since the filing of Amendment No. 1, LFC has purchased an additional 120,000 shares of Common Stock in open market transactions, bringing the aggregate number of shares so acquired to 367,000.

         On June 30, 1997, LFC advanced to the Corporation $579,000 pursuant to a 9% Convertible Secured Promissory Note (the "Note") dated June 24, 1997, under which up to $1,000,000 may be advanced by LFC to the Corporation. Amounts outstanding under the Note are due on October 24, 1997, which maturity date the Corporation can extend under certain circumstances to November 24, 1997. The outstanding principal amount of the Note together with accrued but unpaid interest may be converted by LFC into shares of Common Stock at a conversion price of $1.6667 per share. The principal advanced on June 30, 1997 could be converted into 347,400 shares of Common Stock, and if not paid prior to August 29, 1997, the interest that would accrue on the $579,000 during the sixty days subsequent to June 30, 1997 could be converted by LFC into 5,140 additional shares of Common Stock. A copy of the Note is attached hereto as Exhibit 4.

         In connection with the loan represented by the Note, the Corporation issued to LFC warrants (the "Loan Warrants") expiring April 30, 2002 to purchase 161,351 shares of Common Stock at an exercise price of $2.08 per share. A copy of the certificate representing the Loan Warrants is attached hereto as Exhibit 5.

         This Amended Schedule 13D is being filed to report 2,092,000 shares of the Corporation's Common Stock owned by LFC, 140,000 shares of the Corporation's Common Stock which LFC has the right to acquire within the next sixty days pursuant to the Consulting Agreement, 352,540 shares of Common Stock which LFC has the right to acquire within the next sixty days through conversion of the Note, 161,351 shares of Common Stock which LFC has the right to acquire within the next sixty days through exercise of the Loan Warrants, and 125,000 shares of the Corporation's Common Stock owned by RBP.

         In addition, LFC holds 375,000 Warrants and RBP holds 125,000 Warrants, which are first exercisable on January 2, 1998.

         Of the 2,092,000 shares of Common Stock owned by LFC, 1,350,000 were received in consideration of services rendered, and the 140,000 shares of Common Stock which LFC has the right to acquire within the next sixty days will be acquired in consideration of services rendered. LFC acquired 375,000 shares of Common Stock through the purchase of 375,000 Units at a cost of $281,250. LFC also acquired an aggregate of 367,000 shares of Common Stock through open market purchases in the over-the-counter market for aggregate consideration of $657,575, or an average of $1.79 per share. The source of funds used in purchasing the Units and making the open market purchases of 135,000 shares of Common Stock for aggregate consideration of $253,275 was advances by John M. Liviakis to LFC on an open account basis, payable on demand. The source of funds for the balance of the open market purchases, as well as the loan to the Corporation represented by the Note, was LFC's working capital, [INCLUDING WORKING CAPITAL ACQUIRED THROUGH MARGIN LOANS PROVIDED BY EVEREN SECURITIES, INC.] In the event LFC acquires additional shares of Common Stock through the exercise of the Loan Warrants or the Warrants, it would anticipate utilizing its working capital as its source of funds.

         The 125,000 shares of Common Stock owned by RBP were acquired through the purchase of 125,000 Units at a cost of $93,750. The source of funds used in purchasing the Units was RBP's personal funds. In the event RBP acquires additional shares of Common Stock through the exercise of the Warrants, he would anticipate utilizing personal funds as his source of funds.

4.       PURPOSE OF TRANSACTION.

         LFC and RBP hold the shares of Common Stock presently owned by them, respectively, for investment purposes and intend to hold any additional shares of Common Stock they acquire pursuant to the Consulting Agreement, including shares of Common Stock acquired through the exercise of Warrants, for investment purposes. LFC likewise intends to hold any additional shares of Common Stock it acquires through conversion of the Note or exercise of the Loan Warrants for investment purposes. LFC and RBP may also acquire further shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

         LFC and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         LFC has the sole power to direct the vote or disposition of the 2,092,000 shares of Common Stock of the Corporation owned by LFC and expects to have the sole power to direct the vote or disposition of such of the 653,891 shares of Common Stock of the Corporation which LFC has the right to acquire within the next sixty days. Such power is exercised through LFC's directors and officers.

         RBP has the sole power to direct the vote or disposition of the 125,000 shares of Common Stock of the Corporation owned by RBP.

                  The 2,745,891 shares of Common Stock that LFC owns or has the right to acquire within sixty days of the date hereof, and as to which LFC has or would have the sole power to direct the vote or disposition, represent approximately 21.6% of that class of securities. The 125,000 shares of Common Stock that RBP owns, and as to which RBP has the sole power to direct the vote or disposition, represent approximately 1.0% of that class of securities. The 2,870,891 shares of Common Stock which LFC and RBP in the aggregate own or have the right to acquire within sixty days of the date hereof, and as to which LFC or RBP has or would have the sole power to direct the vote or disposition, represent approximately 22.6% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 12,061,272 shares of Common Stock which the Corporation advised LFC were outstanding as of June 27, 1997.

         During the past sixty days, LFC has engaged in the following transactions in Common Stock:

         1. On May 1, 1997, LFC became entitled to receive 50,000 shares of Common Stock pursuant to the Consulting Agreement.

         2. On June 2, 1997, LFC became entitled to receive 50,000 shares of Common Stock pursuant to the Consulting Agreement.

         3. On June 30, 1997 LFC became entitled to receive 40,000 shares of Common Stock pursuant to the Consulting Agreement.

         4. On June 6, 1997, LFC purchased 10,000 shares in the over-the-counter market at $1.21 per share.

         5. On June 6, 1997, LFC purchased 10,000 shares in the over-the-counter market at $1.28 per share.

         6. On June 11, 1997, LFC purchased 10,000 shares in the over-the-counter market at $1.24 per share.

         7. On June 11, 1997, LFC purchased 10,000 shares in the over-the-counter market at $1.25 per share.

         8. On June 11, 1997, LFC purchased 10,000 shares in the over-the-counter market at $1.30 per share.

         9. On June 12, 1997, LFC purchased 30,000 shares in the over-the-counter market at $1.33 per share.

         10. On June 13, 1997, LFC purchased 20,000 shares in the over-the-counter market at $1.50 per share.

         11. On June 16, 1997, LFC purchased 20,000 shares in the over-the-counter market at $1.44 per share.

6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Corporation has issued and will issue shares of Common Stock to LFC in consideration for consulting services performed and to be performed by LFC pursuant to the Consulting Agreement. The Corporation has also sold Units to LFC and RBP pursuant to the Consulting Agreement. In the Consulting Agreement and in the certificates representing the Warrants and the Loan Warrants, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended. Pursuant to the Note, the Corporation is obligated to repay, with interest, amounts advanced by LFC. Except for the Consulting Agreement, the Note, the Loan Warrants and the Warrants, there are no contracts, arrangements, understandings or relationships between any of the persons named in Item 2 of the Schedule 13D and any other person with respect to any securities of the Corporation.

         LFC disclaims beneficial ownership of Common Stock which RBP owns or has the right to acquire, and RBP disclaims beneficial ownership of Common Stock which LFC owns or has the right to acquire.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Consulting Agreement, dated effective as of November 7, 1996, by and between the Corporation and LFC.

         Exhibit 2 - Form of Warrant certificate.

         Exhibit 3 - Joint Filing Agreement of LFC and RBP pursuant to Rule 13d-1(f)

         Exhibit 4 - Convertible Secured Promissory Note dated June 24, 1997 issued by the Corporation to LFC.

         Exhibit 5 - Certificate for Common Stock Purchase Warrants dated as of June 24, 1997 issued by the Corporation to LFC.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1997

                                        LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                        By: /s/ John M. Liviakis
                                            -----------------------------------
                                            John M. Liviakis, President


                                        /s/ Robert B. Prag
                                        ---------------------------------------

                                                Robert B. Prag

                                   EXHIBIT "4"

                       CONVERTIBLE SECURED PROMISSORY NOTE


$1,000,000                                               Los Angeles, California
                                                                   June 24, 1997


         FOR VALUE RECEIVED, the undersigned, COTTON VALLEY RESOURCES CORPORATION (hereinafter referred to as "Borrower"), promise(s) to pay to the order of LIVIAKIS FINANCIAL COMMUNICATIONS, INC. ("Lender"), at 2420 "K" Street, Suite 220, Sacramento, California 95816, or at any other place that may be designated in writing by Lender, on or before the Maturity Date (hereinafter defined), the sum of One Million Dollars ($1,000,000) or so much thereof as may have been advanced hereunder, whichever is lesser, with interest thereon at the rate of nine percent (9%) per annum until paid in full. All sums are due and payable in lawful money of the United States of America.

         1. Security. This Secured Promissory Note (the "Note") will be, and upon execution hereof is, secured by a Security Agreement, of even date herewith.

         2. Payments. Each payment under this Note shall be credited first to any and all costs and expenses to enforce this Note, then to interest then due and the remainder to the unpaid principal.

         3. Prepayment. Borrower shall have the right to make payments at any time and from time to time without penalty or premium, to be applied to all or any portion of the balance due under this Note.

         4. Maturity Date. The Maturity Date for this Note, when the outstanding principal balance and all interest accrued thereon shall be due and payable, is October 24, 1997, unless extended at the instance and request of Borrower as herein after set forth. In the event Borrower fails to close and receive the resulting funds from a private placement of Borrower's equity securities in the amount of $1,000,000 or more prior to October 24, 1997, Borrower, upon written notice to Lender, may extend the Maturity date to November 24, 1997.

         5. Advances. Upon the execution hereof, Lender shall immediately loan and advance to Borrower by wire transfer the amount of $579,000.00. Subsequently, during the term of this Note and at the request of Borrower, Lender, without being obligated to approve such request, may loan and advance to

Borrower an additional amount or amounts which in the aggregate shall not exceed $421,000.00.

         6. Waivers. Borrower waives diligence, presentment and protest, and also waives notice of protest, dishonor and nonpayment of this Note and expressly agrees that this Note or any payment due hereunder may be extended from time to time, and consents to the acceptance of further security or release of any security for this Note, all without in any way affecting Borrower's liability under this Note, even if Borrower is not a party to such agreement.

         7. Costs and Expenses. In addition to all other sums due hereunder, Borrower shall be obligated to pay:

                  (a) All costs and expenses of collection, including, without limitation, attorneys' fees, if this Note or any other instrument, agreement, or document executed in connection with, or securing, Lender's payment of this Note is placed in the hands of an agent for collection or enforcement and such collection or enforcement is commenced without legal proceeding; and

                  (b) All costs and expenses, including, without limitation, attorneys' fees, incurred by Lender in connection with any bankruptcy, insolvency, or reorganization proceeding or receivership involving Borrower including, without limitation, attorneys' fees incurred in making any appearance in any such proceeding or in seeking relief from any stay or injunction issued in or arising out of any such proceeding.

         8. Maximum Rate. This Note is subject to the express condition that at no time shall Borrower be obligated or required to pay interest on the principal balance of this Note at a rate which could subject Lender either to civil or criminal penalty as a result of interest being in excess of the maximum rate which Borrower is permitted by law to contract or agree to pay. If, by the terms of this Note, Borrower at any time is required or obligated to pay interest on the principal balance of this Note at a rate in excess of the maximum rate, then the rate of interest under this Note shall be deemed to be immediately reduced to the maximum rate and interest payable hereunder shall be computed at the maximum rate and any prior interest payments made in excess of the maximum rate shall be applied and shall be deemed to have been payment made in reduction of the principal balance of this Note.

         9. Unconditional Obligation. Borrower acknowledges that this Note and Borrower's obligations under this Note are and shall at all times continue to be absolute and unconditional in all respects, and shall at all times be valid and enforceable irrespective of any other agreements or circumstances of any nature whatsoever which might otherwise constitute a defense to this Note and the obligations of Borrower under this Note or the obligations of any other person or party relating to this Note.

         10. Compliance with Covenants. Borrower shall perform and comply with each of the covenants, conditions, provisions, and agreements contained in every agreement or instrument now evidencing or securing the indebtedness represented by this Note.

         11. Conversion. This Note shall be convertible into Common Stock of Borrower as follows:

                  (a) Subject to and upon compliance with the provisions of this
Section 11, Lender shall have the right at his option, at any time or from time to time during the term of this Note, to convert all or any part of this Note into shares of Common Stock of Borrower. The number of shares issuable upon conversion of all or part of this Note shall be determined by dividing the principal and accrued but unpaid interest to be converted by the then applicable Conversion Price. The Conversion Price shall be One Dollar and Sixty-Six and 2/3 Cents (US$1.66 2/3), subject to adjustment as provided herein.

                  (b) Lender may exercise the conversion right specified in
Section 11(a) by delivering to Borrower a written notice, specifying the amount of the Note to be converted and providing representations regarding compliance with applicable securities laws and regulations. Conversion shall be deemed to have been effected on the date when such written notice of an election to convert is received by Borrower, and such date is referred to herein as the "Conversion Date". As promptly as practicable thereafter, Borrower shall issue and deliver to or upon the written order of Lender a certificate or certificates for the number of full shares of Common Stock to which Lender is entitled and a check or cash with respect to any fractional interest in a share of Common Stock as provided in Section 11(c) hereof. The person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date. Upon conversion of only a portion of this Note, the amount of any such conversion shall be deemed a principal payment hereon. Upon conversion of all of this Note, the Note shall be marked "PAID" and returned to Borrower, and Lender shall release any and all collateral securing this Note.

                  (c) No fractional shares of Common Stock or scrip shall be issued upon conversion of any portion of this Note. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any portion of this Note, Borrower shall pay a cash adjustment in respect of such fractional interest in an amount equal to that fractional interest of the Conversion Price.

                  (d) The number of shares of Common Stock issuable upon conversion of this Note shall be subject to adjustment from time to time as follows:

                           (i) Stock Splits, Stock Combinations and Certain Stock Dividends. If Borrower shall at any time subdivide or combine its outstanding shares of Common Stock, or declare a dividend in Common Stock or other securities of Borrower convertible into or exchangeable for Common Stock, this Note shall, after such subdivision or combination or after the record date for such dividend, be convertible for that number of shares of Common Stock and other securities of Borrower that the Lender would have owned immediately after such event with respect to the Common Stock and other securities into which this Note may have been convertible immediately before such event had this Note been converted immediately before such event. Any adjustment under this Section 11(d) shall become effective at the close of business on the date the subdivision, combination or dividend becomes effective.

                           (ii) Adjustment for Reorganization, Consolidation, Merger. In case of any reorganization of Borrower (or any other corporation the stock or other securities of which are at the time receivable upon conversion of this Note) or in case Borrower (or any such other corporation) shall merge into or with or consolidate with another corporation or convey all or substantially all of its assets to another corporation or enter into a business combination of any form as a result of which the Common Stock or other securities receivable upon conversion of this Note are converted into other stock or securities of the same or another corporation, then and in each such case, Lender, upon exercise of the conversion right at any time after the consummation of such reorganization, consolidation, merger, conveyance or combination, shall for the same Conversion Price be entitled to receive, in lieu of the Shares or other securities to which such Lender would have been entitled had he exercised the conversion right immediately prior thereto, such stock and securities which Lender would have owned immediately after such event with respect to the Common Stock and other securities for which this Note may have been converted immediately before such event had this Note been converted immediately prior to such event.

         In each case of an adjustment in the Common Stock or other securities receivable upon the conversion of this Note, Borrower shall promptly notify Lender of such adjustment. Such notice shall set forth in reasonable detail the facts upon which such adjustment is based.

         12. Dispute Resolution. Texas law shall govern the construction, interpretation, validity and enforcement of this Note. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Note, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Note, the prevailing party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding, in addition to any other relief to which it may be entitled. As used in this Note, the "prevailing party" is the person awarded greater relief in the action, arbitration or proceeding. This paragraph is and is intended to be severable from the remaining provisions of this Note, and shall survive any judgment awarded under this Note and shall not be merged into any such judgment.

         13. Miscellaneous.

                  (a) All notices, requests, demands, and other communications required or permitted to be given pursuant to this Note shall be in writing and shall be deemed to be duly given (i) on the day of service personally on the party to whom directed, (ii) seventy-two (72) hours after mailing by first-class mail, registered or certified postage prepaid and properly addressed to the party at its principal place of business or (iii) the next business day after facsimile transmittal, so long as confirmed by sending the original of same by first-class mail or courier service not later than seventy-two (72) hours thereafter. Addresses for service as set forth above are as follows:

                  If to Borrower:

                           Cotton Valley Resources Corporation
                           8350 North Central Expressway
                           Suite M2030
                           Dallas, Texas  75206

                  If to Lender:

                           John M. Liviakis
                           2420 "K" Street
                           Suite 220
                           Sacramento, California 95816
                           Attn:  John M. Liviakis

From time to time, any person named above may change his address for notice by informing the other persons of the change in the manner provided hereunder.

                  (b) Except as set forth in the Security Agreement, time and strict and punctual performance are of the essence with respect to each provision of this Note.

                  (c) This Note is binding upon and inures to the benefit of the heirs, successors-in-interest and assigns of Borrower and Lender.

                  (d) This Note, together with the Security Agreement and that certain Certificate for Common Stock Purchase Warrants of even date herewith, sets forth the entire agreement between the parties, fully superseding any and all prior agreements or understandings between them pertaining to the subject matter hereof. No amendment, change, modification or variance to or from the terms and conditions set forth in this Note shall be binding unless it is set forth in a writing and duly executed by Borrower.

                  (e) No waiver of any default under this Note shall be effective unless the waiver is evidenced by a writing duly executed by Lender. No such waiver shall constitute a continuing waiver of the same or any other default or provision of this Note or render unnecessary Lender's consent to or approval of any other act or subsequent act.

                  (f) If any portion of this Note is declared invalid, illegal, or unenforceable by any court of competent jurisdiction, such portion of this Note shall be deemed severed from this Note and the remaining portions shall continue in full force and effect.

                  (g) In the event of the loss, theft, or destruction of this Note, upon Borrower's receipt of a reasonably satisfactory indemnification agreement executed in favor of Borrower by the party who held this Note immediately prior to its loss, theft, or destruction, or in the event of the mutilation of this Note, upon Lender's surrender to Borrower of the mutilated Note, Borrower shall execute and deliver to such party or Lender, as the case may be, a new promissory note in the form and content identical to this Note in lieu of the lost, stolen, destroyed, or mutilated Note.

         IN WITNESS WHEREOF, Borrower has executed this Note on the date set forth above.

"Borrower"

COTTON VALLEY RESOURCES CORPORATION



By: /s/Eugene A. Soltero
    -------------------------------
    Name:  E. A. Soltero
    Title: CEO

                                   EXHIBIT "5"


THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES OR BLUE SKY LAWS OF ANY STATE AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED AND QUALIFIED PURSUANT TO RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES OR BLUE SKY LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS APPLICABLE.

                      COTTON VALLEY RESOURCES CORPORATION

             Incorporated Under the Laws of the Province of Ontario

No. 97L-1                                                   161,351 Common Stock
                                                               Purchase Warrants


                          CERTIFICATE FOR COMMON STOCK
                                PURCHASE WARRANTS


         1. Warrant. This Warrant Certificate certifies that LIVIAKIS FINANCIAL COMMUNICATIONS, INC., or registered assigns (the "Registered Holder"), is the registered owner of the above indicated number of Warrants expiring on the Expiration Date, as hereinafter defined. One (1) Warrant entitles the Registered Holder to purchase one (1) share of the common stock (a "Share") of Cotton Valley Resources Corporation, an Ontario corporation (the "Company"), from the Company at a purchase price of Two Dollars and Eight Cents (US$2.08) (the "Exercise Price") at any time during the Exercise Period, as hereinafter defined, upon surrender at the principal office of the Company of this Warrant Certificate with the exercise form appended hereto duly completed and executed and accompanied by payment of the Exercise Price.

            Upon due presentment for transfer or exchange of this Warrant Certificate at the principal office of the Company, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued in exchange for this Warrant Certificate, subject to the limitations provided herein, upon payment of any tax or governmental charge imposed in connection with such transfer. Subject to the terms hereof, the Company shall deliver Warrant Certificates in required whole number denominations to Registered Holders in connection with any transfer or exchange permitted hereunder.

         2. Restrictive Legend. Each Warrant Certificate and each certificate representing Shares issued upon exercise of a Warrant, unless such Shares are then registered under the

Securities Act of 1933, as amended (the "Act"), shall bear a legend in substantially the following form:

         "THE [SECURITIES] REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES OR BLUE SKY LAWS OF ANY STATE AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED AND QUALIFIED PURSUANT TO RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES OR BLUE SKY LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS APPLICABLE."

         3. Exercise. Subject to the terms hereof, the Warrants evidenced by this Warrant Certificate may be exercised at the Exercise Price in whole or in part at any time during the period (the "Exercise Period") commencing on June 18, 1997 and terminating at 5:00 p.m., Central standard time, on April 30, 2002 (the "Expiration Date"). The Exercise Period may be extended by the Company's Board of Directors.

                  A Warrant shall be deemed to have been exercised immediately prior to the close of business on the date (the "Exercise Date") of the surrender to the Company at its principal offices of this Warrant Certificate with the exercise form attached hereto completed and executed by the Registered Holder and accompanied by payment to the Company, in cash or by check (which shall be accepted subject to collection), of an amount equal to the aggregate Exercise Price for the Warrants being exercised, in lawful money of Canada.

                  The person entitled to receive the Shares issuable upon exercise of a Warrant or Warrants ("Warrant Shares") shall be treated for all purposes as the holder of such Warrant Shares as of the close of business on the Exercise Date. The Company shall not be obligated to issue any fractional share interests in Warrant Shares issuable or deliverable on the exercise of any Warrant or scrip or cash with respect thereto, and such right to a fractional share shall be of no value whatsoever. If more than one Warrant shall be exercised at one time by the same Registered Holder, the number of full Shares which shall be issuable on exercise thereof shall be computed on the basis of the aggregate number of full shares issuable on such exercise.

                  Promptly, and in any event within ten business days after the Exercise Date, the Company shall cause to be issued and delivered to the person or persons entitled to receive the same, a certificate or certificates for the number of Warrant Shares deliverable on such exercise.

                  The Company may deem and treat the Registered Holder of the Warrants at any time as the absolute owner thereof for all purposes, and the Company shall not be affected by any notice to the contrary. The Warrants shall not entitle the Registered Holder thereof to any of the rights of shareholders or to any dividend declared on the Shares unless the Registered Holder shall have exercised the Warrants and thereby purchased the Warrant Shares prior to the record date for the determination of holders of Shares entitled to such dividend or other right.

         4. Reservation of Shares and Payment of Taxes. The Company covenants that it will at all times reserve and have available from its authorized Common Stock such number of Shares as shall then be issuable on the exercise of outstanding Warrants. The Company covenants that all Warrant Shares which shall be so issuable shall be duly and validly issued, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof.

                  The Registered Holder shall pay all documentary, stamp or similar taxes and other government charges that may be imposed with respect to the issuance, transfer or delivery of any Warrant Shares on exercise of the Warrants. In the event the Warrant Shares are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate, no such delivery shall be made unless the person requesting the same has paid the amount of any such taxes or charges incident thereto.

         5. Registration of Transfer. The Warrant Certificates may be transferred in whole or in part, provided any such transfer complies with all applicable securities laws. Warrant Certificates to be transferred shall be surrendered to the Company at its principal office. The Company shall execute, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the transfer shall be entitled to receive.

                  The Company shall keep transfer books at its principal office which shall register Warrant Certificates and the transfer thereof. On due presentment of any Warrant Certificate for registration of transfer at such office, the Company shall execute, issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants. All Warrant Certificates presented for registration of transfer or exercise shall be duly endorsed or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company. The Company may require payment of a sum sufficient to cover any tax or other government charge that may be imposed in connection therewith.

                  All Warrant Certificates so surrendered, or surrendered for exercise, or for exchange in case of mutilated Warrant Certificates, shall be promptly canceled by the Company and thereafter retained by the Company until the Expiration Date. Prior to due presentment for registration of transfer thereof, the Company may treat the Registered Holder of any Warrant Certificate as the absolute owner thereof (notwithstanding any notations of ownership or writing thereon made by anyone other than the Company), and the Company shall not be affected by any notice to the contrary.

         6. Loss or Mutilation. On receipt by the Company of evidence satisfactory as to the ownership of and the loss, theft, destruction or mutilation of this Warrant Certificate, the Company shall execute and deliver, in lieu thereof, a new Warrant Certificate representing an equal aggregate number of Warrants. In the case of loss, theft or destruction of any Warrant Certificate, the individual requesting issuance of a new Warrant Certificate shall be required to indemnify the Company in a form and amount satisfactory to the Company. In the event a Warrant Certificate is mutilated, such Certificate shall be surrendered and canceled by the Company prior to delivery of a new Warrant Certificate. Applicants for a new Warrant Certificate shall also comply with such other regulations and pay such other reasonable charges as the Company may prescribe.

         7. Adjustment of Shares. The number and kind of securities issuable upon exercise of a Warrant shall be subject to adjustment from time to time upon the happening of certain events, as follows:

                  (a) Stock Splits, Stock Combinations and Certain Stock Dividends. If the Company shall at any time subdivide or combine its outstanding Shares, or declare a dividend in Shares or other securities of the Company convertible into or exchangeable for Shares, a Warrant for the same Exercise Price shall, after such subdivision or combination or after the record date for such dividend, be exercisable for that number of Shares and other securities of the Company that the Registered Holder would have owned immediately after such event with respect to the Shares and other securities for which a Warrant may have been exercised immediately before such event had the Warrant been exercised immediately before such event. Any adjustment under this
         Section 7(a) shall become effective at the close of business on the date the subdivision, combination or dividend becomes effective.

                  (b) Adjustment for Reorganization, Consolidation, Merger. In case of any reorganization of the Company (or any other corporation the stock or other securities of which are at the time receivable upon exercise of a Warrant) or in case the Company (or any such other corporation) shall merge into or with or consolidate with another corporation or convey all or substantially all of its assets to another corporation or enter into a business combination of any form as a result of which the Shares or other securities receivable upon exercise of a Warrant are converted into other stock or securities of the same or another corporation, then and in each such case, the Registered Holder of a Warrant, upon exercise of the purchase right at any time after the consummation of such reorganization, consolidation, merger, conveyance or combination, shall for the same Exercise Price be entitled to receive, in lieu of the Shares or other securities to which such Registered Holder would have been entitled had he exercised the purchase right immediately prior thereto, such stock and securities which such Registered Holder would have owned immediately after such event with respect to the Shares and other securities for which a Warrant may have been exercised immediately before such event had the Warrant been exercised immediately prior to such event.

                  In each case of an adjustment in the Shares or other securities receivable upon the exercise of a Warrant, the Company shall promptly notify the Registered Holder of such adjustment. Such notice shall set forth in reasonable detail the facts upon which such adjustment is based.

         8. Reduction in Exercise Price at Company's Option. The Company's Board of Directors may, at its sole discretion, reduce the Exercise Price of the Warrants in effect at any time either for the remaining life of the Warrants or any shorter period of time determined by the Company's Board of Directors. The Company shall promptly notify the Registered Holders of any such reduction in the Exercise Price.

         9. Registration Rights.

                  (a) If, at any time during the Exercise Period and the three
(3) years following any exercise hereunder, the Company proposes to file a registration statement with respect to any class of securities (other than pursuant to a registration statement on Forms S-4 or S-8 or any successor form) under the Securities Act, the Company shall notify the Registered Holder at least twenty (20) days prior to the filing of such registration statement and will offer to include in such registration statement all or any portion of the Warrant Shares. In a written notice to be delivered to the Company within twenty
(20) days after receipt of any such notice from the Company, the Registered Holder shall state the number of Warrant Shares that it wishes to register for resale and distribution publicly under the proposed registration statement. The Company will use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to file at least one (1) such registration statement by November 30, 1997. The Company will also use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to include within the coverage of each such registration statement (except as hereinafter provided) the Warrant Shares that

Registered Holder has advised the Company that Registered Holder wishes to register pursuant to such registration statement for resale and distribution, to prosecute each such registration statement diligently to effectiveness, to cause such registration statement to become effective as promptly as practicable, and to register or qualify the securities so being registered under such state and provincial securities or "blue sky" laws as the Registered Holder may reasonably request. In that regard, the Company makes no representations or warranties as to its ability to have any registration statement declared effective.

         All registrations requested pursuant to this Section 9(a) are referred to herein as "Piggyback Registrations." In the event the Company is advised by the staff of the Securities and Exchange Commission, Nasdaq Stock Market or any self-regulatory or state securities agency that the inclusion of the Warrant Shares will prevent, preclude or materially delay the effectiveness of a registration statement filed, the Company, in good faith, may amend such registration statement to exclude the Warrant Shares without otherwise affecting the Registered Holder's rights to any other registration statement herein.

                           (i) Primary Registrations. If a Piggyback
         Registration is an underwritten primary registration on behalf of the Company, and if the underwriter thereof advises the Company in writing that in its opinion the number of Warrant Shares requested to be included in such registration statement exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the Company, then the Company will include in such registration statement first, the securities that the Company proposes to sell and second, the securities requested to be included in such registration statement by selling securityholders, such rights to inclusion being apportioned pro rata among the Registered Holder and the other holders of any other securities requesting registration according to the market value of Warrant Shares and other securities requested to be registered.

                           Notwithstanding the above, if any such underwriter shall advise the Company in writing that the distribution of the Warrant Shares being included in the registration statement concurrently with the securities being registered by the Company would materially adversely affect the distribution of such securities by the Company, then the Registered Holder shall delay its offering and sale for such period ending on the earliest of (a) one hundred eighty (180) days following the effective date of the Company's registration statement, (b) the earliest date that, in the opinion of such underwriter, such adverse effect would no longer be caused, or (c) such date as the Company, managing underwriter and Registered Holder shall otherwise agree. In the event of such delay, the Company shall file such supplements and post-effective amendments and take any such other actions as may be necessary or appropriate to permit such Registered Holder to make its proposed offering and sale for a period of at least ninety (90) days commencing immediately following the end of such period of delay. If any party disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company, the underwriter and the Registered Holder. Notwithstanding the foregoing, the Company shall not be required to include Warrant Shares within the coverage of a registration statement being filed pursuant to this Section 9(a)(i) if, in the opinion of counsel for both the Company and Registered Holder, all of the Warrant Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

                           (ii) Priority on Secondary Registrations. If a a Piggyback Registration is an underwritten secondary registration on behalf of holders of securities of the Company, and the underwriter thereof advises the Company in writing that in its opinion the number of Warrant Shares requested to be included in such registration statement exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, then the Company will include in such registration statement the securities requested to be included in such registration statement by selling securityholders on a pro rata basis, with such rights to inclusion being apportioned among the Registered Holder and the other holders of any other securities requesting registration according to the market value of Warrant Shares and other securities requested by them, respectively, to be registered. Notwithstanding the foregoing, the Company shall not be required to include Warrant Shares within the coverage of a registration statement being filed pursuant to this
         Section 9(a)(ii) if, in the opinion of counsel for both the Company and Registered Holder, all of the Warrant Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

                  (b) If at any time after June 18, 1997 and prior to the third
(3rd) anniversary of the earlier of the Expiration Date and the exercise of the final Warrant represented hereby and the Warrant Shares issued or issuable upon exercise of the Warrants represented hereby are not then registered under one or more Piggyback Registrations and then covered by a prospectus complying with the requirements of the Securities Act, the Registered Holder may by written notice to the Company require the Company to file a registration statement under the Securities Act covering such Warrant Shares as the Registered Holder may specify in such notice. A Registered Holder shall be entitled so to require the Company to file a registration statement pursuant to this Section 9(b) on only one (1) occasion. The Company will file such a registration statement within ninety (90) days of receipt of such notice; and thereafter will prosecute such registration statement diligently to effectiveness; will cause such registration statement to become effective as promptly as practicable; will promptly file all such supplements and post-effective amendments to such registration statement and take any such other actions as may be necessary or appropriate to make available to Registered Holder on as continuous a basis as is practicable a prospectus meeting the requirements of the Securities Act through the earliest of (a) the date on which the final Warrant Shares have been sold and distributed by Registered Holder, (b) the date on which, in the opinion of counsel for both the Company and Registered Holder, all of the Warrant Shares which Registered Holder then holds may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act, and (c) April 30, 2002; and will register or qualify the securities so being registered under such state and provincial securities or "blue sky" laws as the Registered Holder may reasonably request. In that regard, the Company makes no representations or warranties as to its ability to have any registration statement or post-effective amendment thereto declared effective.

                  (c) In the event of any registration of a security pursuant to this Section 9, the Company shall indemnify the Registered Holder and its officers, directors and other controlling persons against all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented) relating to such registration, or caused by any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made unless such statement or omission was made in reliance upon and in conformity with information furnished to the Company by the Registered Holder expressly for use therein. The Registered Holder shall also indemnify the Company, its officers and directors and each underwriter of the Warrant Shares so registered with respect to losses, claims damages and liabilities caused by any untrue statement or omission made in reliance upon and in conformity with information furnished by the Registered Holder to the

Company in writing expressly for use in such registration statement or prospectus.

                  (d) All expenses of any registration referred to in this
Section 9, except the fees and disbursements of counsel to the Registered Holder, underwriting commissions or discounts and any transfer or other taxes applicable to the transfer of Warrant Shares by the Registered Holder, shall be borne by the Company.

                  (e) Following the exercise of Warrants hereunder and the disposition of Warrant Shares, the Registered Holder shall promptly advise the Company when Registered Holder no longer holds any Warrant Shares acquired through the exercise of Warrants hereunder, and upon the request of the Company, the Registered Holder shall advise the Company from time to time of the number of Warrant Shares then held by Registered Holder.

                  (f) The registration rights granted hereunder to the Registered Holder with respect to Warrant Shares shall also apply to any other shares of the Company's Common Stock or other securities issued by the Company other than Warrants which are then held by the Registered Holder and constitute "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act, on the same basis as if such securities were Warrant Shares.

         10. Notices. All notices, demands, elections, or requests (however characterized or described) required or authorized hereunder shall be deemed given sufficiently if in writing and sent by registered or certified mail, return receipt requested and postage prepaid, or by facsimile or telegram to the Company, at its principal executive office, and to the Registered Holder, at the address of such holder as set forth on the books maintained by the Company.

         11. General Provisions. This Warrant Certificate shall be construed and enforced in accordance with, and governed by, the laws of the Province of Ontario. Except as otherwise expressly stated herein, time is of the essence in performing hereunder. The headings of this Warrant Certificate are for convenience in reference only and shall not limit or otherwise affect the meaning hereof.

         IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed as of the 24th day of June, 1997.

                                        COTTON VALLEY RESOURCES CORPORATION,
                                        an Ontario, Canada corporation

                                        By: /s/ E. A. Soltero
                                            --------------------------------
                                            Name:  E. A. Soltero
                                            Title: CEO

                       COTTON VALLEY RESOURCES CORPORATION

         The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common                        UNIF GIFT MIN ACT -
TEN ENT - as tenants by the entireties                          Custodian
                                                           -------------------
JR TEN  - as joint tenants with right                      (Cust)      (Minor)
          of survivorship and not as                       under Uniform Gifts
          tenants in common                                to Minors Act _____
                                                           (State)

Additional abbreviations may also be used though not in the above list.

                               FORM OF ASSIGNMENT

                 (To be Executed by the Registered Holder if He
                   Desires to Assign Warrants Evidenced by the
                           Within Warrant Certificate)

         FOR VALUE RECEIVED ___________________________________ hereby sells, assigns and transfers unto _______________________ (_______) Warrants, evidenced by the within Warrant Certificate, and does hereby irrevocably constitute and appoint _________________________________ Attorney to transfer the said Warrants evidenced by the within Warrant Certificates on the books of the Company, with full power of substitution.


Dated:____________________                     _________________________________
                                               Signature

Notice: The above signature must correspond with the name as written upon the face of the Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.


Signature Guaranteed:  __________________________________________

SIGNATURE MUST BE GUARANTEED BY A COMMERCIAL BANK OR MEMBER FIRM
OF ONE OF THE FOLLOWING STOCK EXCHANGES:  NEW YORK STOCK
EXCHANGE, PACIFIC COAST STOCK EXCHANGE, AMERICAN STOCK EXCHANGE,
OR MIDWEST STOCK EXCHANGE.

                          FORM OF ELECTION TO PURCHASE

             (To be Executed by the Holder if he Desires to Exercise
                 Warrants Evidenced by the Warrant Certificate)

To Cotton Valley Resources Corporation:

         The undersigned hereby irrevocably elects to exercise
_______________________________ (_______)Warrants, evidenced by the within
Warrant Certificate for, and to purchase thereunder, _________________________________ (______) full shares of Common Stock issuable upon exercise of said Warrants and delivery of C$_________ and any applicable taxes.

         The undersigned requests that certificates for such shares be issued in the name of:

                                              PLEASE INSERT SOCIAL SECURITY OR
                                              TAX IDENTIFICATION NUMBER

--------------------------------------------------------------------------------
(Please print name and address)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         If said number of Warrants shall not be all the Warrants evidenced by the within Warrant Certificate, the undersigned requests that a new Warrant Certificate evidencing the Warrants not so exercised by issued in the name of and delivered to:

--------------------------------------------------------------------------------
                    (Please print name and address)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                    (SIGNATURES CONTINUED ON FOLLOWING PAGE)

Dated: _____________________ Signature:__________________________

NOTICE: The above signature must correspond with the name as written upon the face of the within Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever. If signed by any other person, the Form of Assignment hereon must be duly executed by the registered holder in favor of the person so signing, and if the certificate representing the shares or any Warrant Certificate representing Warrants not exercised is to be registered in a name other than that in which the within Warrant Certificate is registered, the signature of the holder hereof must be guaranteed.


Signature Guaranteed:  ________________________________________


ANY SIGNATURE GUARANTY REQUIRED MUST BE PROVIDED BY A COMMERCIAL
BANK OR MEMBER FIRM OF ONE OF THE FOLLOWING STOCK EXCHANGES:  NEW
YORK STOCK EXCHANGE, PACIFIC COAST STOCK EXCHANGE, AMERICAN STOCK
EXCHANGE, OR MIDWEST STOCK EXCHANGE.



                         ADDENDUM TO WARRANT CERTIFICATE

         The 161,351 Common Stock Purchase Warrants herein correspond to $579,000 of secured indebtedness of The Company to Liviakis pursuant to a note and security agreement for $1,000,000 dated June 24, 1997.

         At each time The Company makes an approved additional draw against the note, The Company will issue a Warrant Certificate in the form of the Warrant Certificate to which this addendum is attached in the amount of 0.283 warrants for each additional dollar (over the first $579,000) drawn against the note.